SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 23)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Gill

c/o Juvenescence Limited

1st Floor, Viking House

St Pauls Square, Ramsey

Isle of Man, IM8 1GB

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 79,425,155[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 79,425,155[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,425,155[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 78.7%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 16,447,500 shares of Common Stock held directly by Juvenescence US Corp., (ii) 3,670,663 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility, (iii) 9,600,657 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note, (iv) 12,364,760 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on March 17, 2023, (v) 21,885,625 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on March 17, 2023 and (vi) 15,455,950 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Spring 2023 Note at the closing price of the Common Stock on March 17, 2023 (capitalized terms are defined below).

1.	NAME OF REPORTING PERSON Juvenescence US Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,447,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,447,500
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,447,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.3%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022, Amendment No. 18 filed August 23, 2022, Amendment No. 19 filed October 25, 2022, Amendment No. 20 filed December 15, 2022, Amendment No. 21 filed January 25, 2023 and Amendment No. 22 filed February 17, 2023, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 2.	Identity and Background.

Item 2 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)-(c)     This Schedule 13D is being jointly filed by (i) Juvenescence Limited (the “Juvenescence Limited”), a company incorporated in the Isle of Man, and (ii) Juvenescence US Corp., a Delaware corporation (the “Subsidiary”), a wholly owned subsidiary of Juvenescence Limited.

Juvenescence Limited and the Subsidiary are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The address of the business office of each of the Reporting Persons is c/o Juvenescence Limited, 1st Floor, Viking House, St Pauls Square, Ramsey, Isle of Man, IM8 1GB.

The principal business of each of the Reporting Persons is a biopharmaceutical company focused on the discovery and development of therapeutics for ageing and age-related diseases.

Set forth on Schedule A, and incorporated herein by reference, is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons as of the date hereof.

(d)           Neither the Reporting Persons nor, to either of its knowledge, any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Neither the Reporting Persons nor, to either of its knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of each person named on Schedule A attached hereto is set forth on such schedule.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)           The Reporting Persons beneficially owns an aggregate of 79,425,155 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly by Juvenescence US Corp., (ii) 3,670,663 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined below), (iii) 9,600,657 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note (as defined below), (iv) 12,364,760 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on March 17, 2023, (v) 21,885,625 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on March 17, 2023 and (vi) 15,455,950 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Spring 2023 Note at the closing price of the Common Stock on March 17, 2023. This aggregate amount represents approximately 78.7% of the Issuer’s outstanding common stock, based upon 37,947,152 shares outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report filed on Form 10-Q on November 10, 2022, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the A&R Secured Note, New Facility and the Spring 2023 Note (and assuming the Amendment Caps do not apply).

(b)           The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)           Except for Juvenescence Limited’s transfer of 16,447,500 shares of the Issuer’s Common Stock to its wholly-owned subsidiary, Juvenescence US Corp and the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On March 15, 2023, the Issuer and Juvenescence Limited entered into a Secured Convertible Promissory Note (the “Spring 2023 Note”) pursuant to which Juvenescence Limited loaned to the Issuer $10,000,000 on such date.

The outstanding principal balance of the Spring 2023 Note will become due and payable on March 13, 2026 (the “Repayment Date”). In lieu of accrued interest, the Issuer will pay Juvenescence Limited an origination fee in an amount equal to 7% of the loan funds disbursed to the Issuer, which will accrue in two installments. The origination fee will become due and payable on the earliest to occur of (i) conversion of the Spring 2023 Note into shares of the Issuer Common Stock, (ii) repayment of the Spring 2023 Note in whole or in part (provided that the origination fee shall be prorated for the amount of any partial repayment), and (iii) the acceleration of the Repayment Date of the Spring 2023 Note following an Event of Default as defined in the Spring 2023 Note.

If (a) the Issuer and Serina Therapeutics Inc., an Alabama corporation (“Serina”), have not entered into a definitive merger agreement by June 13, 2023; (b) a merger between the Issuer and Serina is terminated or either party gives notice to terminate the merger agreement; or (c) the merger is not consummated by March 13, 2024, then the Issuer may, after written notice to Juvenescence Limited, pay and satisfy in full the principal balance and accrued origination fees under the Spring 2023 Note by tendering to Juvenescence Limited that certain Convertible Promissory Note (the “Serina Note”) issued by Serina to the Issuer on March 15, 2023, pursuant to the terms of a Convertible Note Purchase Agreement, dated March 15, 2023 (the “Serina Note Purchase Agreement”), between the Issuer and Serina. and shares of capital stock of Serina, if any, that may have been issued to the Issuer upon conversion of the Serina Note in whole or in part.

The Issuer may convert the loan balance and any accrued but unpaid origination fee into the Issuer Common Stock or “units” if the Issuer consummates a sale of Common Stock (or Common Stock paired with warrants or other convertible securities in “units”) in which the gross sale proceeds are at least $10,000,000. If less than $25,000,000 is raised through the sale of Common Stock or units, the conversion price per share or units shall be the lowest price at which shares or units are sold. If at least $25,000,000 is raised, the conversion price per share shall be 85% of the “Market Price” of the Issuer Common Stock determined as provided in the Spring 2023 Note.

Juvenescence Limited may convert the outstanding principal amount of the Spring 2023 Note plus the accrued origination fee into the Issuer Common Stock at the market price per share of the Issuer Common Stock. Juvenescence Limited may not convert the Spring 2023 Note to the Issuer Common Stock before the earlier of (i) a merger between the Issuer and Serina, and (ii) March 13, 2024. Any conversion of the Spring 2023 Note into the Issuer Common Stock is subject to certain restrictions to comply with applicable requirements of the NYSE American where the Issuer Common Stock is listed.

The outstanding principal amount of the Spring 2023 Note and the accrued origination fee may become immediately due and payable prior to the Repayment Date if an Event of Default as defined in the Spring 2023 Note occurs. Events of Default under the Spring 2023 Note include: (a) the Issuer fails to pay any principal amount payable by it in the manner and at the time provided under and in accordance with the Spring 2023 Note; (b) the Issuer fails to pay any other amount payable by it in the manner and at the time provided under and in accordance with the Spring 2023 Note or the Security Agreement described below or any other agreement executed in connection with the Spring 2023 Note (the other “Juvenescence Loan Documents”) and the failure is not remedied within three business days; (c) the Issuer fails to perform any of its covenants or obligations or fail to satisfy any of the conditions under the Spring 2023 Note or any other Juvenescence Loan Document and, such failure (if capable of remedy) remains unremedied to the satisfaction of Juvenescence (in its sole discretion) for 10 business days after the earlier of (i) notice requiring its remedy has been given by Juvenescence to the Issuer and (ii) actual knowledge of the failure by senior officers of the Issuer; (d) if any indebtedness of the Issuer in excess of $100,000 becomes due and payable, or a breach or other circumstance arises thereunder such that Juvenescence is entitled to declare such indebtedness due and payable, prior to its due date, or any indebtedness of the Issuer in excess of $25,000 is not paid on its due date; (e) the Issuer stops payment of its debts generally or ceases or threatens to cease to carry on its business or is unable to pay its debts as they fall due or is deemed by a court of competent jurisdiction to be unable to pay its debts as they fall due, or enters into any arrangements with its creditors generally; (f) if (i) an involuntary proceeding (other than a proceeding instituted by Juvenescence Limited or an affiliate of Juvenescence Limited) shall be commenced or an involuntary petition shall be filed seeking liquidation, reorganization or other relief in respect of the Issuer and any subsidiary, or of all or a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) an involuntary appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Issuer or a subsidiary or for a substantial part of its assets occurs (other than in a proceeding instituted by Juvenescence or an affiliate of Juvenescence), and, in any such case, such proceeding shall continue undismissed and unstayed for sixty (60) consecutive days without having been dismissed, bonded or discharged or an order of relief is entered in any such proceeding; (g) it becomes unlawful for the Issuer to perform all or any of its obligations under the Spring 2023 Note or any authorization, approval, consent, license, exemption, filing, registration or other requirement of any governmental, judicial or public body or authority necessary to enable the Issuer to comply with its obligations under the Spring 2023 Note or to carry on its business is not obtained or, having been obtained, is modified in a manner that precludes the Issuer or its subsidiaries from conducting their business in any material respect, or is revoked, suspended, withdrawn or withheld or fails to remain in full force and effect; (h) the issuance or levy of any judgment, writ, warrant of attachment or execution or similar process against all or any material part of the property or assets of the Issuer or a subsidiary if such process is not released, vacated or fully bonded within 60 calendar days after its issue or levy; (i) any injunction, order, judgment or decision of any court is entered or issued which, in the opinion of Juvenescence Limited, materially and adversely affects, or is reasonably likely so to affect, the ability of the Issuer or a subsidiary to carry on its business or to pay amounts owed to Juvenescence Limited under the Spring 2023 Note; (j) the Issuer, whether in a single transaction or a series of related transactions, sells, leases, licenses, consigns, transfers or otherwise disposes of any material portion of its assets (with any such disposition with respect to any asset or assets with a fair value of at least $250,000 being deemed material), other than (i) certain permitted investments, (ii) sales, transfers and dispositions of inventory in the ordinary course of business, (iii) any termination of a lease of real or personal property that is not necessary in the ordinary course of the Issuer’s business, could not reasonably be expected to have a material adverse effect and does not result from the Issuer’s default, and (iv) any sale, lease, license, consignment, transfer or other disposition of assets that are no longer necessary in the ordinary course of business or which has been approved in writing by Juvenescence Limited; (k) any of the following shall occur: (i) the security and/or liens created by the Security Agreement or any other Juvenescence Loan Document shall at any time cease to constitute valid and perfected security and/or liens on any material portion of the collateral intended to be covered thereby; (ii) except for expiration in accordance with its terms, the Security Agreement or any other Juvenescence Loan Document pursuant to which a lien is granted by the Issuer in favor of Juvenescence Limited shall for whatever reason be terminated or shall cease to be in full force and effect; (iii) the enforceability of the Security Agreement or any other Juvenescence Loan Document pursuant to which a lien is granted by the Issuer in favor of Juvenescence Limited shall be contested by the Issuer or a subsidiary; (iv) the Issuer shall assert that its obligations under the Spring 2023 Note or any other Juvenescence Loan Document shall be invalid or unenforceable; or (v) a loss, theft, damage or destruction occurs with respect to a material portion of the collateral; (l) there is any change in the financial condition of the Issuer and its subsidiaries which, in the opinion of Juvenescence Limited, materially and adversely affects, or is reasonably likely so to affect, the ability of the Issuer to perform any of its obligations under the Spring 2023 Note; and (m) any representation, warranty or statement made, repeated or deemed made or repeated by the Issuer in the Spring 2023 Note, or pursuant to the Juvenescence Loan Documents, is incomplete, untrue, incorrect or misleading in any material respect when made, repeated or deemed made.

The Spring 2023 Note includes certain covenants that among other matters such as financial reporting: (i) impose financial restrictions on the Issuer while the Spring 2023 Note remains unpaid, including restrictions on the incurrence of additional indebtedness by the Issuer and its subsidiaries, except that the Issuer’s wholly-owned subsidiary Reverse Bio will be permitted to incur debt convertible into equity not guaranteed or secured by the assets of the Issuer or any other the Issuer subsidiary, and the restrictions on the incurrence of indebtedness applicable to Reverse Bio will end if it raises more than $15,000,000 in debt or equity by May 14, 2023; (ii) require that the Issuer use loan proceeds and funds that may be raised through certain equity offerings only for research and development work, professional and administrative expenses, and for general working capital; and (iii) prohibit the Issuer from making additional investments in other entities including subsidiaries, subject to certain permitted investments in Reverse Bio and Serina, unless the Issuer obtains the written consent of Juvenescence Limited to a transaction that otherwise would be prohibited or restricted.

The Issuer has entered into an Amended and Restated Security Agreement (the “Security Agreement”) that amends the February 14, 2022 Security Agreement between the Issuer and Juvenescence and adds the Spring 2023 Note to the obligations secured by the Security Agreement. The Security Agreement grants Juvenescence Limited a security interest in substantially all of the assets of the Issuer, including a security interest in shares of the Issuer subsidiaries that hold certain assets, as collateral for the Issuer’s loan obligations. If an Event of Default occurs, Juvenescence Limited will have the right to foreclose on the assets pledged as collateral.

On March 14, 2023, Juvenescence Limited transferred 16,447,500 shares of the Issuer’s Common Stock to its wholly-owned subsidiary, Juvenescence US Corp.

On March 13, 2023, Juvenescence Limited and the Issuer entered into a Third Amendment to the New Facility, to extend to March 30, 2024 the repayment date for the outstanding principal balance of the loans under the New Facility.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: March 22, 2023

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	Executive Chairman

Date: March 22, 2023

JUVENESCENCE US CORP.

By:	/s/ David Gill
Name:	David Gill
Title:	Vice President and Treasurer

Schedule A

Set forth below is the name, the principal occupation or employment, the name and principal business address of the corporation or other organization through which such employment is conducted, and the citizenship of each director and executive officer of the Reporting Person.

Name and Position	Principal Occupation or Employment	Principal Business Address	Citizenship
Gregory Bailey Director of Juvenescence Ltd.	Executive Chairman, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Canada
James Mellon Director of Juvenescence Ltd.	Deputy Chairman, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Great Britain
Declan Doogan Director of Juvenescence Ltd.	Director, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	United Kingdom & United States
Richard Marshall Chief Executive Officer of Juvenescence Ltd.	Chief Executive Officer, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Great Britain
Denham Eke Director of Juvenescence Ltd.	Managing Director, Burnbrae Group	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Great Britain
David Gill Chief Financial Officer of Juvenescence Ltd. Vice President, Treasurer and Director of Juvenescence US Corp.	CFO, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	United Kingdom
Earl Alexander Pickett President and Director of Juvenescence US Corp.	Managing Director, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	United States
Colin Watts Vice President, Secretary and Director of Juvenescence US Corp.	Executive Chairman, Juvenescence Life	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	United States